Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

May 6, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jenny O’Shanick and Asia Timmons-Pierce

Division of Corporation Finance

Office of Manufacturing

Re:	GE Vernova Inc.
Registration Statement on Form S-1
Submitted March 13, 2024
File No. 333-277900

Dear Ms. O’Shanick and Ms. Asia Timmons-Pierce:

On behalf of GE Vernova Inc., a Delaware corporation (the “Company” or “GE Vernova”), this letter responds to the comments received in a letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”), dated April 8, 2024 (the “Comment Letter”) relating to the Company’s registration statement on Form S-1 that was filed with the Commission on March 13, 2024 (the “Registration Statement”). For your convenience, set forth below are the Staff’s comments followed by the Company’s responses thereto.

The Company respectfully submits the following as its responses to the Staff:

Registration Statement on Form S-1 Filed March 13, 2024

General

1.

We note your disclosure on page 202 that your employees may participate in the GE Vernova Retirement Savings Plan and that you are registering your shares of common stock to be issued to these plan participants in this Form S-1. Please tell us why you are electing to use this Form S-1 instead of a Form S-8, or revise throughout. Please refer to Section 10 of Staff Legal Bulletin 4.

The Company acknowledges the Staff’s comment and believes that the disclosure on page 213 is accurate as it explains that GE Vernova employees may participate in the GE Vernova Retirement Savings Plan (“RSP”) on a going forward basis. However, the description on page 213 describes the treatment of account balances that were transferred to the RSP in connection with the spin-off, and this may include former employees of General Electric Company, the Company’s parent (“GE”). These individuals may elect to invest all or some of their RSP account balance in common stock of the Company. Based on CD&I 126.14, the Company does not believe that a

Securities and Exchange Commission

Division of Corporation Finance

May 6, 2024

Registration Statement on Form S-8, including in reliance on Section 10 of Staff Legal Bulletin 4, is available to register an investment by former GE employees of their RSP account balances in the Company’s common stock. The Company has provided further clarification by revising its disclosure on the cover page and pages 212 and 213.

2.

We note your disclosure on the cover page and Exhibit 107 that this Form S-1 covers “an indeterminate number of plan interests to be offered and sold under the GE Vernova Retirement Savings Plan.” Please tell us how this complies with Rule 416 of the Securities Act and Item 501 of Regulation S-K.

The Company acknowledges the Staff’s comment and has made revisions to the cover page and Exhibit 107 in response to the Staff’s comment and in compliance with Item 501(b)(2) of Regulation S-K. The Company respectfully advises the Staff that Rule 416 of the Securities Act does not apply to Form S-1.

* * *

Securities and Exchange Commission

Division of Corporation Finance

May 6, 2024

If you have any questions regarding the Registration Statement and the Information Statement, please do not hesitate to contact the undersigned at (212) 373-3445 or ckaoutzanis@paulweiss.com or Rachel Gonzalez at (617) 674-7555 or rachel.gonzalez@ge.com.

Sincerely,

/s/ Christodoulos Kaoutzanis

Christodoulos Kaoutzanis

cc:	Rachel Gonzalez, General Counsel

GE Vernova Inc.

Steven J. Williams

John C. Kennedy

Paul, Weiss, Rifkind, Wharton & Garrison LLP